GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY OF NEW YORK
50 Main Street
White Plains, New York 10606

April 28, 2014

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Great-West Life & Annuity Insurance Company of New York (“Great-West of New York”) Variable Annuity-1 Series Account (“Registrant”)
Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (“Amendment”);
Request for Withdrawal of Post-Effective Amendment
File Nos. 333-147743 & 811-08183

Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, and on behalf of Great-West of New York and Registrant, we hereby request withdrawal of the above referenced Amendment which was filed on April 21, 2014, (accession nos. 0001037155-14-000007).  We request withdrawal of the Amendment due to an EDGAR filing error. Registrant will resubmit the corrected Amendment as soon as practicable prior to May 1, 2014.  This Amendment is not yet effective and Registrant confirms that no securities were sold in connection with this Amendment.

Please direct any question or comment to me at 303-737-3821 or to Ann B. Furman of Carlton Fields Jorden Burt, P.A. at 202-965-8130.

Variable Annuity-1 Series Account of Great-West Life & Annuity Insurance Company of New York (Registrant)

By: /s/ Julie J. Collett

Julie J. Collett
Lead Counsel

Cc: Patrick Scott, Insured Investments Office